บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
**PTT Exploration and Production Public Company Limited**



PTTEP No. 1.910/๑๙๘/2006

*Finance Department*
*Tel. 0-2537-4609*

May 10, 2006





President
The Stock Exchange o
62 Ratchadapisek Roac
Bangkok 10110

Subject: Notification on the Result of the Exercising of Warrants issued in the year 2002

Attachment: Report on the Exercising of Warrants

Dear Sir,

Reference is made to the 2,000,000 units of warrants issued by PTT Exploration and Production Public Company Limited on August 1, 2002 which were allocated to PTTEP directors, management, and employees. The warrants are exercisable on the last working day of every three months starting from the first exercise date specified on the warrants, at the exercise price of Baht 22.20 (the previous price before the adjustment of par value was Baht 111). The first exercise date was July 31, 2003.

Please be informed that on the twelfth exercise date of April 28, 2006, a total of 14 people who are PTTEP management and employees exercised the warrants for total amount of 37,000 shares, resulting in the remaining outstanding warrants of 570,800 units, and the remaining shares reserved for the exercise of warrants of 2,854,000 shares, details as per attachment.

Yours sincerely,

Maroot Mrigadat
President

Report on the exercising of warrants (Form 81-5)

1. Details of warrant offering and new shares reserved for warrant conversion

The issuing company

PTT Exploration and Production Public Company Limited

Type of security Warrants

Maturity 5 years

Type and value of collateral None

Number of warrants issued 2,000,000 units

Sale price per unit 0 Baht

Interest rate or rate of return None

Right for shareholding None

Number of new shares reserved for the exercise of warrants 10,000,000 shares

Exercise price 22.20 Baht/share (previously 111 Baht/Share)

Exercise period

The Company's directors management and employees are able to convert 25% of the allocated warrants per year at the end of year 1, year 2, year 3 and year 4. The warrants that are valid for conversion are exercisable every 3 months, from the first exercise date that is specified in the warrants until the expiry of the warrants.

The first 25% of the allocated warrants are exercisable on July 31, 2003. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2007.

The second 25% of the allocated warrants are exercisable on July 31, 2004. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2007.

The third 25% of the allocated warrants are exercisable on July 31, 2005. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2007.

The fourth 25% of the allocated warrants are exercisable on July 31, 2006. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2007.

Date of submitting filing May 13, 2002

Effective date of filing July 30, 2002

Exercise date for this report April 28, 2006

Exercise price for this report 22.20 Baht/share (previously 111 Baht/Share)

2. Exercise and Allotment

2.1 Exercise

| | Number of persons | Number of warrants (Units) | Number of shares allotted for the exercise of warrants (Shares) | Percentage of total shares allotted for the exercise of warrants |
|---|---|---|---|---|
| Ministry of Finance* | - | - | - | - |
| Director | - | - | - | - |
| Management and Employee | 14 | 7,400 | 37,000 | 0.37 |
| PTT Employee** | - | - | - | - |
| Retirement Employee | - | - | - | - |
| Employee's heir | - | - | - | - |
| Sub-purchasing person | - | - | - | - |
| Total | 14 | 7,400 | 37,000 | 0.37 |

*The rights of PTTEP directors who are governmental officials were exercised by the Ministry of Finance
**Employees on secondment from PTT Public Company Limited on the date of allocation

2.2 Allotment

| | Number of persons | Number of warrants (Units) | Number of shares allotted for the exercise of warrants (Shares) | Percentage of total shares allotted for the exercise of warrants |
|---|---|---|---|---|
| Ministry of Finance* | - | - | - | - |
| Director | - | - | - | - |
| Management and Employee | 14 | 7,400 | 37,000 | 0.37 |
| PTT Employee** | - | - | - | - |
| Retirement Employee | - | - | - | - |
| Employee's heir | - | - | - | - |
| Sub-purchasing person | - | - | - | - |
| Total | 14 | 7,400 | 37,000 | 0.37 |

*The rights of PTTEP directors who are governmental officials were exercised by the Ministry of Finance
**Employees on secondment from PTT Public Company Limited on the date of allocation

3. Additional information

3.1 Reasons for any discrepancy between the number of persons requesting the exercise of warrants and the number of persons receiving the allotment (if any)

None

3.2 Reasons for any discrepancy between the number of warrants submitted for the exercise and the number of warrants to be exercised (if any)

None

3.3 Reasons for any discrepancy between the number of reserved shares for the exercise of warrants and the number of allotted shares for the exercise of warrants (if any)

None

3.4 The accumulated units of converted warrants including this exercise

1,429,200 units

3.5 The accumulated number of allotted shares for the exercise of warrants including this exercise

7,146,000 shares

3.6 The remaining units of unconverted warrants

570,800 units

3.7. The remaining number of reserved shares for the exercise of warrants

2,854,000 shares

It is certified that the information in this report is true and accurate.

(Maroot Mrigadat)

President

File No. 32-3827

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
**PTT Exploration and Production Public Company Limited**

RECEIVED

PTTEP No. 1.910/179 /2006

*Finance Department*
*Tel. 0-2537-4609*

May 10, 2006

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Subject: Notification on the Result of the Exercising of Warrants issued in the year 2003

Attachment: Report on the Exercising of Warrants

Dear Sir,

Reference is made to the 2,000,000 units of warrants issued by PTT Exploration and Production Public Company Limited on August 1, 2003 which were allocated to PTTEP management, and employees. The warrants are exercisable on the last working day of every three months starting from the first exercise date specified on the warrants, at the exercise price of Baht 23.40 (the previous price before the adjustment of par value was Baht 117). The first exercise date was July 30, 2004.

Please be informed that on the eighth exercise date of April 28, 2006, a total of 17 people who are PTTEP management, and employees exercised the warrants for total amount of 46,000 shares, resulting in the remaining outstanding warrants of 1,049,000 units, and the remaining shares reserved for the exercise of warrants of 5,245,000 shares, details as per attachment.

Yours sincerely,

Maroot Mrigadat
President

Report on the exercising of warrants (Form 81-5)

1. Details of warrant offering and new shares reserved for warrant conversion

The issuing company

PTT Exploration and Production Public Company Limited

Type of security Warrants

Maturity 5 years

Type and value of collateral None

Number of warrants issued 2,000,000 units

Sale price per unit 0 Baht

Interest rate or rate of return None

Right for shareholding None

Number of new shares reserved for the exercise of warrants 10,000,000 shares

Exercise price 23.40 Baht/share (previously 117 Baht/share)

Exercise period

The Company's directors management and employees are able to convert 25% of the allocated warrants per year at the end of year 1, year 2, year 3 and year 4. The warrants that are valid for conversion are exercisable every 3 months, from the first exercise date that is specified in the warrants until the expiry of the warrants.

The first 25% of the allocated warrants are exercisable on July 31, 2004. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2008.

The second 25% of the allocated warrants are exercisable on July 31, 2005. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2008.

The third 25% of the allocated warrants are exercisable on July 31, 2006. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2008.

The fourth 25% of the allocated warrants are exercisable on July 31, 2007. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2008.

Date of submitting filing April 23, 2003

Effective date of filing July 2, 2003

Exercise date for this report April 28, 2006

Exercise price for this report 23.40 Baht/share (previously 117 Baht/share)

2. Exercise and Allotment

2.1 Exercise

| | Number of persons | Number of warrants (Units) | Number of shares allotted for the exercise of warrants (Shares) | Percentage of total shares allotted for the exercise of warrants |
|---|---|---|---|---|
| Management and Employee | 17 | 9,200 | 46,000 | 0.46 |
| PTT Employee* | - | - | - | - |
| Retirement Employee | - | - | - | - |
| Employee's heir | - | - | - | - |
| Sub-purchasing person | - | - | - | - |
| Total | 17 | 9,200 | 46,000 | 0.46 |

*Employees on secondment from PTT Public Company Limited on the date of allocation

2.2 Allotment

| | Number of persons | Number of warrants (Units) | Number of shares allotted for the exercise of warrants (Shares) | Percentage of total shares allotted for the exercise of warrants |
|---|---|---|---|---|
| Management and Employee | 17 | 9,200 | 46,000 | 0.46 |
| PTT Employee* | - | - | - | - |
| Retirement Employee | - | - | - | - |
| Employee's heir | - | - | - | - |
| Sub-purchasing person | - | - | - | - |
| Total | 17 | 9,200 | 46,000 | 0.46 |

*Employees on secondment from PTT Public Company Limited on the date of allocation

3. Additional information

3.1 Reasons for any discrepancy between the number of persons requesting the exercise of warrants and the number of persons receiving the allotment (if any)

None

3.2 Reasons for any discrepancy between the number of warrants submitted for the exercise and the number of warrants to be exercised (if any)

None

3.3 Reasons for any discrepancy between the number of reserved shares for the exercise of warrants and the number of allotted shares for the exercise of warrants (if any)

None

3.4 The accumulated units of converted warrants including this exercise

951,000 units

3.5 The accumulated number of allotted shares for the exercise of warrants including this exercise

4,755,000 shares

3.6 The remaining units of unconverted warrants

1,049,000 units

3.7. The remaining number of reserved shares for the exercise of warrants

5,245,000 shares

It is certified that the information in this report is true and accurate.

(Maroot Mrigadat)

President

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
**PTT Exploration and Production Public Company Limited**

PTTEP No. 1.910/ 180 /2006

*Finance Department*
*Tel. 0-2537-4609*

May 10, 2006

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Subject: Notification on the Result of the Exercising of Warrants issued in the year 2004

Attachment: Report on the Exercising of Warrants

Dear Sir,

Reference is made to the 2,800,000 units of warrants issued by PTT Exploration and Production Public Company Limited on August 1, 2004 which were allocated to PTTEP management, and employees. The warrants are exercisable on the last working day of every three months starting from the first exercise date specified on the warrants, at the exercise price of Baht 36.60 (the previous price before the adjustment of par value was Baht 183). The first exercise date was July 29, 2005.

Please be informed that on the fourth exercise date of April 28, 2006, a total of 24 people who are PTTEP management, and employees exercised the warrants for total amount of 80,000 shares, resulting in the remaining outstanding warrants of 2,158,300 units, and the remaining shares reserved for the exercise of warrants of 10,791,500 shares, details as per attachment.

Yours sincerely,

Maroot Mrigadat
President

Report on the exercising of warrants (Form 81-5)

1. Details of warrant offering and new shares reserved for warrant conversion

The issuing company

PTT Exploration and Production Public Company Limited

Type of security Warrants

Maturity 5 years

Type and value of collateral None

Number of warrants issued 2,800,000 units

Sale price per unit 0 Baht

Interest rate or rate of return None

Right for shareholding None

Number of new shares reserved for the exercise of warrants 14,000,000 shares

Exercise price 36.60 Baht/share (previously 183 Baht/share)

Exercise period

The Company's directors management and employees are able to convert 25% of the allocated warrants per year at the end of year 1, year 2, year 3 and year 4. The warrants that are valid for conversion are exercisable every 3 months, from the first exercise date that is specified in the warrants until the expiry of the warrants.

The first 25% of the allocated warrants are exercisable on July 31, 2005. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2009.

The second 25% of the allocated warrants are exercisable on July 31, 2006. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2009.

The third 25% of the allocated warrants are exercisable on July 31, 2007. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2009.

The fourth 25% of the allocated warrants are exercisable on July 31, 2008. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2009.

Date of submitting filing May 31, 2004

Effective date of filing July 2, 2004

Exercise date for this report April 28, 2006

Exercise price for this report 36.60 Baht/share (previously 183 Baht/share)

2. Exercise and Allotment

2.1 Exercise

| | Number of persons | Number of warrants (Units) | Number of shares allotted for the exercise of warrants (Shares) | Percentage of total shares allotted for the exercise of warrants |
|---|---|---|---|---|
| Management and Employee | 24 | 16,000 | 80,000 | 0.57 |
| PTT Employee* | - | - | - | - |
| Retirement Employee | - | - | - | - |
| Employee's heir | - | - | - | - |
| Sub-purchasing person | - | - | - | - |
| Total | 24 | 16,000 | 80,000 | 0.57 |

*Employees on secondment from PTT Public Company Limited on the date of allocation

2.2 Allotment

| | Number of persons | Number of warrants (Units) | Number of shares allotted for the exercise of warrants (Shares) | Percentage of total shares allotted for the exercise of warrants |
|---|---|---|---|---|
| Management and Employee | 24 | 16,000 | 80,000 | 0.57 |
| PTT Employee* | - | - | - | - |
| Retirement Employee | - | - | - | - |
| Employee's heir | - | - | - | - |
| Sub-purchasing person | - | - | - | - |
| Total | 24 | 16,000 | 80,000 | 0.57 |

*Employees on secondment from PTT Public Company Limited on the date of allocation

3. Additional information

3.1 Reasons for any discrepancy between the number of persons requesting the exercise of warrants and the number of persons receiving the allotment (if any)

None

3.2 Reasons for any discrepancy between the number of warrants submitted for the exercise and the number of warrants to be exercised (if any)

None

3.3 Reasons for any discrepancy between the number of reserved shares for the exercise of warrants and the number of allotted shares for the exercise of warrants (if any)

None

3.4 The accumulated units of converted warrants including this exercise

641,700 units

3.5 The accumulated number of allotted shares for the exercise of warrants including this exercise

3,208,500 shares

3.6 The remaining units of unconverted warrants

2,158,300 units

3.7. The remaining number of reserved shares for the exercise of warrants

10,791,500 shares

It is certified that the information in this report is true and accurate.

(Maroot Mrigadat)

President